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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                        For the month of August 17, 2001


                             C-MAC Industries Inc.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       1010 Sherbrooke Street West, Suite 1610, Montreal, Quebec H3A 2R7
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          From 20-F [ ] Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [  ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   ---------

                                   Signatures

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              C-MAC Industries Inc.
                                         ---------------------------------------
                                                   (Registrant)

Date: August 17, 2001                    By:   /s/ John Naismith
                                            ------------------------------------
                                                   (Signature)
                                           Name:   John Naismith
                                           Title:  Executive Vice President
                                                   Global Supply Chain
                                                   Management

                             MATERIAL CHANGE REPORT

                                  PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                   SECTION 73 OF THE SECURITIES ACT (QUEBEC)
               SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.       REPORTING ISSUER

         C-MAC Industries Inc. ("C-MAC")

2.       DATE OF MATERIAL CHANGE

         August 8, 2001

3.       PRESS RELEASE

         A joint press release disclosing the material change was issued by C-MAC and Solectron Corporation ("Solectron") on August 9, 2001.

4.       SUMMARY OF MATERIAL CHANGE

         On August 8, 2001, C-MAC entered into a combination agreement (the "Combination Agreement") with Solectron, a Delaware corporation and 3924548 Canada Inc. ("Exchangeco"), a corporation organized and existing under the laws of Canada, pursuant to which Solectron proposes to acquire all of the issued and outstanding common shares in the share capital of C-MAC (the "C-MAC Common Shares") in exchange for the consideration described below. The combination will be effected by way of an arrangement (the "Arrangement") and is subject to a number of conditions, including, among others, the receipt of necessary regulatory approvals and the approval of the shareholders of each of Solectron and C-MAC at meetings called for that purpose. The Arrangement is also subject to the conditions that holders of not more than 10% of the C-MAC Common Shares issued and outstanding immediately prior to the closing date have exercised and not withdrawn or lost dissent rights in connection with the Arrangement.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Consideration to C-MAC Shareholders

         Pursuant to the Combination Agreement, Solectron proposes to acquire all of the issued and outstanding C-MAC Common Shares. As consideration for each C-MAC Common

         Share held, each C-MAC shareholder (other than C-MAC shareholders who properly exercise their dissent rights) will have the choice of receiving:

(i)      1.755 shares of Solectron common stock; or

(ii)     1.755 exchangeable shares of Exchangeco;

         provided however that a holder who is not a Canadian resident for the purpose of the Income Tax Act (Canada) shall not be entitled to receive exchangeable shares.

         The Combination Agreement also provides that each outstanding option to purchase C-MAC Common Shares granted under C-MAC's Stock Option Plan (a "C-MAC Option") that has not been duly exercised prior to closing shall be exchanged for an option to purchase a number of shares of Solectron common stock (a "Replacement Option") equal to
         1.755 multiplied by the number of C-MAC Common Shares subject to such C-MAC Option. Such Replacement Option shall provide for an exercise price per share of Solectron common stock equal to the exercise price per C-MAC Common Share of such C-MAC Option immediately prior to closing divided by 1.755. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a fraction of a share of Solectron common stock, then the total number of shares of Solectron common stock subject to such holder's total Replacement Options shall be rounded down to the next whole number of shares of Solectron common stock and the total exercise price for such Replacement Options shall be reduced by the exercise price of the fractional share of Solectron common stock. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a Replacement Option will be the same as the C-MAC Option for which it is exchanged. If any C-MAC Option is subject to the condition that the price of the C-MAC Common Share on The Toronto Stock Exchange reach or exceed a minimum price before such option may be exercised, the Replacement Option for such C-MAC Option shall also have such condition, with the following adjustments: (i) the minimum price shall be adjusted by dividing such minimum price by 1.755; and (ii) such minimum price shall be deemed to refer to the price of shares of Solectron common stock on the New York Stock Exchange.

         Non-solicitation by C-MAC

         Pursuant to the Combination Agreement, C-MAC has agreed, amongst other things, from the date of the Combination Agreement up to the closing date, not to solicit acquisition offers or proposals for C-MAC. Should C-MAC receive an unsolicited bona fide written acquisition proposal, C-MAC must notify Solectron of such fact. Should the board of directors of C-MAC reasonably believe in good faith (after consultation with its financial advisor), that such acquisition proposal constitutes (if consummated as proposed) a "Superior Proposal" (i.e. superior, from a financial point of view to C-MAC's shareholders, to the transactions contemplated by the Combination Agreement and is reasonably capable of being consummated by the person making such acquisition proposal (including, if applicable, obtaining any necessary financing), taking into account all legal, financial, regulatory and other aspects of such acquisition proposal) and should the board of directors of C-MAC reasonably believe in good faith, after consultation with its outside legal counsel, that failure to engage in negotiations or discussions, to provide information or withhold, withdraw, amend, modify or change its recommendation to vote in favour of the Arrangement would be inconsistent with its fiduciary duties; then, C-MAC shall be permitted, among other things, to withhold, withdraw, modify or change in a manner adverse to Solectron, or fail to make, its recommendation to vote in favour of the Arrangement, or approve, endorse or recommend such acquisition proposal.

         Break Fee payable by C-MAC

         C-MAC shall pay to Solectron an amount equal to US$75,000,000 if Solectron terminates the Combination Agreement because (i) the board of directors of C-MAC or any committee thereof shall, for any reason, have withheld, withdrawn or shall have amended, modified or changed in a manner adverse to Solectron its recommendation in favour of the adoption and approval of the Combination Agreement and of the transactions contemplated thereby; (ii) the board of directors of C-MAC or any committee thereof shall have approved or recommended any acquisition proposal; (iii) C-MAC shall have entered into any letter of intent or similar agreement accepting any acquisition proposal;
         (iv) C-MAC shall have intentionally breached the non-sollicitation provisions contained in the Combination Agreement; or (v) a tender or exchange offer relating to securities of C-MAC shall have been commenced by a person unaffiliated with Solectron and C-MAC shall not have sent to its securityholders within ten (10) days after such tender or exchange offer is first published a statement disclosing that C-MAC recommends rejection of such tender or exchange offer.

         C-MAC shall also pay to Solectron an amount equal to US$75,000,000 if C-MAC terminates the Combination Agreement prior to or concurrently with the execution by C-MAC of a definitive agreement with respect to a Superior Proposal.

         Finally, C-MAC shall pay to Solectron an amount equal to US$75,000,000 if (i) Solectron or C-MAC terminates the Combination Agreement because the required approval of the stockholders and optionholders of C-MAC shall not have been obtained by reason of the failure to obtain the required vote at a meeting of C-MAC securityholders; (ii) prior to the termination of the Combination Agreement, an acquisition proposal shall have been publicly announced or generally disclosed by C-MAC or the party making such acquisition proposal to the C-MAC shareholders; and (iii) within (a) nine months following the termination of the Combination Agreement, C-MAC is acquired or C-MAC enters into an agreement or letter of intent providing for its acquisition, in either case, with any party, or (b) twelve months following the termination of the Combination Agreement, C-MAC is acquired or enters into an agreement or letter of intent providing for its acquisition, in either case, with the party that made the acquisition proposal referred to in
         (ii) above.

         Directors' Recommendation

         The board of directors of C-MAC has unanimously (i) approved the Combination Agreement and the transactions contemplated thereby; (ii) determined that the transactions contemplated by the Combination Agreement are in the best interests of C-MAC and its shareholders and are on terms that are fair to such shareholders; and (iii) determined to recommend that C-MAC shareholders vote in favour of the Arrangement. The board of directors of C-MAC has been advised in writing by C-MAC's financial advisor, Banc of America Securities LLC, that in its opinion, as of the date of the Combination Agreement, the exchange ratio is fair, from a financial point of view, to the C-MAC shareholders.

         Shareholder Meetings

         The Arrangement requires the approval of the C-MAC shareholders and the Solectron shareholders at a special meeting called for that purpose. Further details of the Arrangement and C-MAC special meeting will be contained in a management information circular that is anticipated to be sent to the C-MAC shareholders by the end of September 2001. The Arrangement is subject to regulatory and other approvals.

         For further details, please see the press release attached hereto.

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable.

7.       OMITTED INFORMATION

         Not applicable.

8.       STATEMENT OF SENIOR OFFICER

         The following accurately discloses the material change referred to herein.

                  DATED at Montreal this 16th day of August, 2001.


                                          C-MAC INDUSTRIES INC.



                                          By:     (signed) John Naismith
                                                 ---------------------------
                                          Name:   John Naismith
                                          Title:  Executive Vice President,
                                                  Global Supply Chain
                                                  Management

                         Solectron and C-MAC to Combine
                       In $2.7 Billion Stock Transaction

         - Combination creates the largest, most complete EMS provider with ability to provide customers with end-to-end solutions, including fully integrated systems -

 - Transaction expected to be accretive to Solectron's earnings in first year -

For Immediate Release: August 9, 2001

MILPITAS, Calif., and MONTREAL -- Solectron Corporation (NYSE: SLR) and C-MAC (NYSE: EMS; TSE: CMS) today announced a definitive agreement under which Solectron and C-MAC will combine to create a leading diversified designer and manufacturer of integrated electronic manufacturing solutions. The combination with C-MAC is expected to enhance Solectron's systems-solutions offerings and expand the company's portfolio, the most diverse in the electronics manufacturing services industry.

Under the terms of the agreement, Solectron will issue 1.755 shares of Solectron common stock in exchange for each C-MAC common share outstanding. Based on Solectron's Wednesday closing price of $17.20, the transaction is valued at $30.19 (C$46.29) per share of C-MAC common stock, or about $2.7 billion (C$4.1 billion), including the assumption of debt. C-MAC Canadian shareholders may choose to receive common shares of Solectron or in a Solectron Canadian subsidiary, exchangeable into Solectron common shares. The transaction is intended to be a tax-deferred share exchange to shareholders in Canada who elect to receive exchangeable shares, and will be taxable to U.S. holders of C-MAC's shares. The boards of directors of both companies have approved the transaction. Completion of the transaction is subject to customary closing conditions, including the approval of both companies' stockholders and regulatory approvals. The transaction is expected to be completed by the end of calendar 2001.

The transaction provides the following benefits:

o Complementary high-end technology capabilities. C-MAC's strong systems-solutions services, including complex full-system and electromechanical assembly, and optical networking component fabrication, complement Solectron's comprehensive set of printed circuit board/advanced packaging and systems-solutions design and manufacturing offerings. Together the combined organization can now offer its customers a broader range of services, including fully integrated systems.

o Solectron gains access to C-MAC's selective vertical integration capabilities. This "make or buy" approach captures the benefits of limited component fabrication while reducing exposure to a highly leveraged cost model.

o Additional revenue through cross-selling opportunities across a larger base of existing customer relationships.

o Enhanced margin opportunity from high-value services and greater supply-chain management.

o Improved competitive position for pursuing high-growth opportunities in attractive industries, including the fast-growing automotive sector.

o Additional high-end technology design and engineering expertise and a full-systems suite of services in networking and communications, enhancing Solectron's industry leadership position and offerings to customers in those sectors.

As a result of the transaction, Solectron said it expects to generate an estimated $60 million to $120 million in synergies through cost savings and revenue opportunities. The company expects the transaction to be accretive to fiscal 2002 earnings.

"This is another significant step along our strategic path of providing the capabilities our customers need to outrun their competition," said Koichi Nishimura, Solectron chairman, president and chief executive officer. "C-MAC's systems-solutions expertise helps Solectron meet a key long-range initiative and further strengthens our industry-leading technology, manufacturing and supply-chain services. In addition, the transaction provides us with access to the automotive electronics industry, which that we have specifically targeted for growth."

The transaction expands Solectron's presence, level of business investment and customer services in Canada. C-MAC has facilities in seven cities in Quebec, Manitoba and Ontario. Solectron has facilities in Calgary, Alberta, and Vaughan, Ontario.

Dennis Wood, chairman, president and CEO of C-MAC, will chair a to-be-formed committee of Solectron's board focused on selective vertical integration and corporate strategy, and will oversee the integration of the two organizations. In addition to Wood, Solectron will invite a second current C-MAC board member to join the Solectron board of directors.

Upon completion of the transaction, Solectron will be in a position to offer an industry-leading end-to-end solution through key design and manufacturing capabilities, including high-end micro-technology components, backplane and PCB fabrication, enclosure design and manufacturing, backplane and PCB assembly, sub-systems assembly, and full-systems assembly.

"The combination of C-MAC's integrated, selectively vertical Technology Design Manufacturing Services with Solectron's range of supply-chain services will create a formidable global leader," Wood said. "With our combined broad array of technologies, products and services, we will be positioned to offer customers a complete end-to-end solution to support their global requirements."

"As our customers' needs evolve at an accelerated pace, we continue to add capabilities to serve them more effectively and expand our industry leadership," said Nishimura. "Through this transaction with C-MAC, we add a very strong leadership team, complementary global capabilities and significant high-end integrated systems-solutions design and engineering expertise. This is a great fit for both companies - culturally and strategically - as well as for our customers."

C-MAC Guidance

Given the contemplated transaction between the two companies and the fact that Solectron has provided revenue and earnings guidance for the upcoming periods, C-MAC will provide guidance for the remainder of 2001. Order visibility from C-MAC's customers in the communications end-market is still limited and difficult economic conditions persist. C-MAC anticipates that results for the second half of 2001 should be comparable to results for the first half. At this time, C-MAC expects revenue for the third quarter to exceed C$575 million and earnings before goodwill amortization per share diluted to be approximately 10 to 15 cents Canadian.

Webcast

A Webcast regarding this announcement will be held on Aug. 9 at 8:30 a.m. EDT. The Webcast is available at www.videonewswire.com/event.asp?id=303, or by visiting www.solectron.com.

Safe Harbor

This release contains both historical and forward-looking statements about the expectations, beliefs, plans, intentions and strategies of Solectron and C-MAC. The ability of Solectron and C-MAC to achieve their planned business objectives involves many risks and uncertainties that could cause actual outcomes and results to differ materially. In particular, while the companies have executed a definitive agreement, there is no assurance they will complete the transaction. If the companies do not receive the necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Forward-looking statements relating to expectations about future events or results are based upon information available to Solectron and C-MAC as of today's date. Neither Solectron nor C-MAC assumes any obligation to update any of these statements, and these statements are not guarantees of Solectron or C-MAC. In addition to the foregoing, Solectron's and C-MAC's financial results and product development could differ materially from current expectations. The factors that may affect Solectron's and C-MAC's ability to achieve its planned business objectives include, but are not limited to, the following: 1) the company's revenues and earnings are subject to a number of factors that make estimation of operating results extremely uncertain; 2) competition for the company's products is intense; 3) the uncertainties of whether new products, product extensions or product strategies will be successful; 4) risks associated with the acquisition, including (a) conditions in the financial markets relevant to the proposed transaction, (b) the failure to achieve expected synergies and efficiencies of operations, (c) risk of price fluctuation, (d) loss of major customers, (e) the ability to manage business integration, (f) risks associated with international sales and
(g) operations and environmental regulations; 5) loss of key personnel; 6) litigation, including litigation over intellectual property rights; and 7) general technological and economic factors.

The risks associated with Solectron's business are discussed in Solectron's annual report on Form 10-K for the year ended Aug. 25, 2000, and in subsequent quarterly reports on Form 10-Q. The risks associated with C-MAC's business are discussed in C-MAC's Annual Information Form and annual report on Form 40-F for the year ended December 31, 2000, and in subsequent quarterly reports to shareholders and reports on Form 6-K. You are encouraged to read this information carefully.

About Solectron

Solectron (www.solectron.com), the world's leading supply-chain facilitator, provides a full range of manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, based in Milpitas, Calif., is the first two-time winner of the Malcolm Baldrige National Quality Award for manufacturing. In the nine months ended June 1, Solectron had sales of $15.1 billion.

About C-MAC

C-MAC (www.cmac.com) is a leading internationally diversified designer and manufacturer of integrated electronic manufacturing solutions, from components to full systems, primarily serving the communications, automotive, instrumentation, defense and aerospace industries worldwide. C-MAC's services also include product design, supply-chain management, and assembly and testing. C-MAC, based in Montreal, has more than 9,000 employees at 52 sites in North America, Europe and Asia.

Additional Information and Where to Find It

Solectron plans to file a registration statement on Form S-4 in connection with the combination and plans to mail a proxy statement/prospectus containing information about the combination. C-MAC plans to distribute a circular to its shareholders containing information about the combination. Investors and security holders are urged to read the registration statement, the proxy statement/prospectus and the circular carefully when they are available. The registration statement, the proxy statement/prospectus, and the circular will contain important information about Solectron, C-MAC, the combination, the persons soliciting proxies relating to the combination, their interests in the combination, and related matters. Investors and security holders will be able to obtain free copies of the U.S. documents through the Web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus may also be obtained from Solectron by mail to Solectron Corporation, 777 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations. Solectron's telephone number is (408) 957-8500. Copies of the circular will be available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com

In addition to the registration statement and the proxy statement/prospectus, Solectron files annual, quarterly and special reports, proxy statements and other information with the SEC. C-MAC files annual and quarterly financial statements, annual reports, annual information forms, management proxy circulars and other documents and information with the Canadian Securities Administrators in Canada and annual and special reports with the SEC. You may read and copy any reports, statements or other information filed with the SEC by Solectron or C-MAC at the SEC Public Reference Rooms at 450 Fifth Street NW, Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, Chicago and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Solectron's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Since January 1997, C-MAC's filings with the Canadian Securities Administrators are available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com.

Information Concerning Participants

Solectron, C-MAC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Solectron and C-MAC stockholders in favor of combination. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.


Analysts Contacts:                          Media Contacts:

Thomas Alsborg                              Robert (Bob) Kula
Solectron Corporation                       Solectron Corporation
(408) 956-6614 (U.S.)                       (408) 935-5405 (U.S.)
thomasalsborg@ca.slr.com                    robertkula@ca.slr.com


Claude Michaud                              Donna Pasteris
C-MAC Industries Inc.                       C-MAC Industries Inc.
(514) 282-3581                              (514) 282-3609
cmichaud@corp.cmac.ca                       dpasteris@corp.cmac.ca


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